Exhibit 99.1

SDLP - Seadrill Partners LLC Fourth Quarter 2014 Cash Distribution

London, United Kingdom, January 27, 2015 - Seadrill Partners LLC (NYSE: SDLP) (“Seadrill Partners” or the “Company”) announced today that its board of directors has declared a quarterly cash distribution with respect to the quarter ended December 31, 2014 of $0.5675 per unit, which represents an increase of $0.015 per unit, or approximately 3% from the third quarter of 2014.

This cash distribution will be paid on or about February 13, 2015 to all unitholders of record as of the close of business on February 6, 2015.

In November, 2014, in connection with the Company’s announcement of the acquisition of the West Vela, the Company stated that management intended to recommend to the board a quarterly distribution increase of between $0.035 and $0.040 per unit, but that any such increase would be conditioned upon, among other things, approval by the Company’s board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable. Since November, the Company’s market outlook has deteriorated. Seadrill Partners’ rigs all have long term contracts none of which expire before 2017, with the exception of the West Vencedor which expires in March 2015. Contract discussions for the West Vencedor have not progressed at the desired pace and management is no longer confident that an agreement on an extension can be reached. Seadrill Partners is exploring all alternative employment opportunities for the West Vencedor.

Today’s distribution increase of $0.015 is reflective of the commercial discussions for the West Vencedor and the general deterioration in the offshore drilling market.

The Company will continue to evaluate acquisitions, distributions and distribution coverage to manage through near term industry challenges in the offshore drilling industry. While Seadrill Partners’ strategy is to grow distributions via accretive acquisitions these acquisitions will also be evaluated with the goals of building distribution coverage and mitigating contract rollover risk.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding projected changes in the Company’s cash distributions, the Company’s anticipated growth strategies and its ability to re-contract its drilling rigs are considered forward looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to the performance of the drilling rigs in the Company’s fleet; delay in payment or disputes with customers; fluctuations in the international price of oil; changes in governmental regulations that affect the Company or the operations of the Company’s fleet; increased competition in the offshore drilling industry; hire rates and factors affecting supply and demand for drilling rigs; the financial condition of the Company’s existing or future customers; and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F (File No. 001-35704).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.